July 26, 2013

Via EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Attn:    Mr. Rufus Decker, Accounting Branch Chief
Mr. Jeffrey Gordon, Staff Accountant

RE:     Oil-Dri Corporation of America
Form 10-K for the Year ended July 31, 2012
Filed October 11, 2012
Form 10-Q for the Quarter ended April 30, 2013
Filed June 7, 2013
File No. 1-12622

Gentlemen:

This letter sets forth the response of Oil-Dri Corporation of America (referred herein as “we”, “us” or the “Company”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by letter dated July 16, 2013. The Staff's comments are restated below in bold italics type, and are followed by our responses. Where appropriate, we have provided as part of our response below proposed additional disclosures or other revisions, which are italicized in bold type, to be made in our future periodic filings.

Form 10-K for the Year Ended July 31, 2012

Item 8 - Financial Statements and Supplementary Data, page 37
Note 1 - Summary of Significant Accounting Policies, page 42

1.
Please supplementally quantify for us both the amount of stripping costs included within cost of sales during the periods presented and the amount of capitalized mining assets as of each period presented. Please also consider disclosing this information in future filings to enhance transparency for investors.

Response:

In our Form 10-K for the fiscal year ended 2013, and in other applicable filings in the future, we will include disclosures similar to the following:

Overburden Removal and Mining Costs

We mine sorbent materials on property that we either own or lease as part of our overall operations. A significant part of our overall mining cost is incurred during the process of removing the overburden from the mine site, thus exposing the sorbent material used in a majority of our production processes. These stripping costs are treated as a variable inventory production cost and are included in cost of sales in the period they are incurred. Stripping costs included in cost of sales were approximately $X,XXX,000, $2,031,000 and $2,045,000 for the fiscal years ended July 31, 20XX, 2012 and 2011, respectively. We defer and amortize the pre-production overburden removal costs associated with opening a new mine. No pre-production overburden removal costs were deferred in the last two fiscal years.

Additionally, it is our policy to capitalize the purchase cost of land and mineral rights, including associated legal fees, survey fees and real estate fees. The costs of obtaining mineral patents, including legal fees and drilling expenses, are also capitalized. The amount of land and mineral rights included in land on the Consolidated Balance Sheets were approximately $13,000,000 and $2,200,000, respectively, as of both July 31, 20XX and 2012. Pre-production development costs on new mines and any prepaid royalties that may be offset against future royalties due upon extraction of the mineral are also capitalized. Prepaid royalties included in prepaid expenses and other assets on the Consolidated Balance Sheets were approximately $X,XXX,000 and $1,147,000 as of July 31, 2013 and 2012, respectively. No capitalized pre-production development costs were recorded in the last two fiscal years. All exploration related costs are expensed as incurred.

Please note that, similar to the above, the amounts for the periods included in our fiscal 2012 Form 10-K were approximately $1,765,000 for stripping costs for the fiscal year ended July 31, 2010 and approximately $12,500,000 for land, $2,200,000 for mineral rights and $1,006,000 for prepaid royalties as of July 31, 2011.

Note 3 - Operating Segments, page 47

2.
We note that in your March 13, 2013 earnings conference call with investors, management made reference to historical revenue results for specific products. In particular, management described the revenues associated with two different cat litter products for the 12 week and 52 week periods ended March 31, 2013 compared to the prior year periods. Furthermore, your MD&A on page 26 also describes percentage increases in various product lines including cat litter and agricultural and horticultural products. In light of these statements made during the earnings call and your MD&A disclosures, please help us understand why you believe it is impracticable to disclose revenues by product line. Please refer to ASC 280-10-50-40.

Response:

The Company has considered the guidance in ASC 280-10-50-40, which provides that “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.” As described below, we believe that it is impracticable to disclose revenues by product line because that detail is not available from the financial information used to prepare our financial statements, and we disclosed this as required by ASC 280-10-50-40 on page 47 of our Form 10-K for the year ended July 31, 2012.

We use various sources of information when discussing for different purposes the changes in the Company's revenues, including citing reasons for the change which are based on a combination of estimated revenues or percentage changes in sales of our products separately for our domestic and foreign operations. These sources are not based on the same, all-inclusive data used to produce our general-purpose financial statements; however, we believe that the above-referenced earnings call statement and MD&A disclosure are useful to investors in evaluating the Company's performance and the market dynamics impacting our business.

For example, the market trends for the 12 week and 52 week periods discussed in the earnings call were based on data that we purchased from an outside third party (i.e. IRI) and the source was disclosed to investors in the call. The dollar amounts and percentages provided by IRI were based on retail sales dollars from end-consumers rather than the wholesale prices paid to the Company and did not include data for certain retail customers who do not disclose their data at all.

In addition, the percentages provided in the MD&A disclosures you referenced are approximations for our domestic operations only and are described as such. Some of these percentages are based on information from our gross profit system, which does not interface with our financial reporting system. Our gross profit system reports sales by product; however, these sales amounts do not reflect revenue recognition adjustments required for GAAP (such as FOB sales terms and accruals for trade spending, damages and shortages). These adjustments are recorded on a segment basis without consideration at the individual product level. For example, the FOB adjustment is based on factors such as shipping destination, freight terms and shipped date in our billing system; however, the information is not reported by product. Another example are accruals for items such as trade spending, damages and shortages that rely on various assumptions, including past experience, and are not determined by product. In summary, we do not accumulate consolidated revenues on a GAAP basis at the product level as contemplated by the disclosure requirements of ASC 280-10-50-40 and the Company would not find the process of tracking such information to be practical.

Based on the reasons above, we believe that it is not practicable to provide revenues by product line based on the same financial information used to produce our financial statements and we are in compliance with the prescribed disclosure requirements.

*    *    *    *    *
In connection with this response, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings:

•	Staff comments or changes to disclosure in response to Staff comments in our filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to these filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff's comments. If you would like additional information, please contact the undersigned at (312) 706-3298.

Sincerely,

/s/ Daniel T. Smith
Daniel T. Smith
Vice President and Chief Financial Officer